Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

March 27, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	SEG Partners Long/Short Equity Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-283244 and 811-24024

Dear Mr. Orlic,

The following responds to the comments provided via telephone on March 3, 2025 and March 4, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Types of Investments and Related Risk Factors

1.	Comment: Please revise the risk titled “Closed-end fund; liquidity limited to periodic repurchases of Shares” to limit the discussion of tender offers to general information.

Response: The requested change has been made in the Revised Registration Statement.

Calculation of Net Asset Value; Valuation

2.	Comment: Please remove the brackets around the section titled “Calculation of Net Asset Value; Valuation.”

Response: The requested change has been made in the Revised Registration Statement.

Appendix A

3.	Comment: Please include a heading on Appendix A titled “Prior Performance of Similar Accounts.”

Response: The Fund has added the heading, as requested.

4.	Comment: Please clarify that the Fund is modeled after the only private fund similarly managed by the Adviser.

Response: The Fund confirms that Appendix A has been updated to include performance information for all private funds that are similarly managed by the Adviser. The disclosure in Appendix A has been updated accordingly.

5.	Comment: Please include a reference to “strategies” in the second sentence of the first paragraph.

Response: The Fund has added the requested disclosure.

6.	Comment: Please disclose how performance is calculated for the private fund.

Response: The Fund has added the requested disclosure to Appendix A.

7.	Comment: Please confirm that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Fund so confirms.

8.	Comment: Please disclose that the returns of the Private Fund are shown both gross of fees and expenses and net of all actual fees and expenses, including sales loads relating to the Private Fund.

Response: The Fund has added the requested disclosure.

9.	Comment: Please remove the following language: “Net average annual total returns are shown below both with and without reflecting the impact of front-end sales loads that apply to certain share classes of the Fund. Net annual total returns shown below are not adjusted to reflect the impact of front-end or deferred sales loads that apply to certain share classes of the Fund. Net annual total returns would be lower if the Private Fund’s returns were adjusted to reflect the impact of such sales loads.”

Response: The Fund has removed the disclosure, as requested.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959.

*****

Sincerely,

Joshua B. Deringer

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